SEC FILE NO.70-8409









                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549





                               CERTIFICATE PURSUANT TO

                                       RULE 24

                        OF PARTIAL COMPLETION OF TRANSACTIONS



                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935















                         JERSEY CENTRAL POWER & LIGHT COMPANY

                             METROPOLITAN EDISON COMPANY

                            PENNSYLVANIA ELECTRIC COMPANY

                         GENERAL PUBLIC UTILITIES CORPORATION





                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

          ----------------------------------------X
                    In the Matter of              )
                                                  )
          JERSEY CENTRAL POWER & LIGHT COMPANY    )
              METROPOLITAN EDISON COMPANY         )
             PENNSYLVANIA ELECTRIC COMPANY        )
          GENERAL PUBLIC UTILITIES CORPORATION    )
                                                  )
                    SEC File No. 70-8409          )
                                                  )
                 (Public Utility Holding          )
                   Company Act of 1935)           )
          ----------------------------------------X

          To the Members of the Securities and Exchange Commission:

                    The  undersigned, Jersey Central  Power & Light Company

          ("JCP&L"),   Metropolitan   Edison    Company   ("Met-Ed")    and

          Pennsylvania  Electric Company  ("Penelec")  and  General  Public

          Utilities Corporation ("GPU") (collectively, the "GPU Companies")

          hereby  certify  pursuant to  Rule 24  of  the General  Rules and

          Regulations under the Public Utility Holding Company Act of 1935,

          as  amended, that certain  of the transactions  authorized by the

          Commission's Order, dated January 26, 1996, have been carried out in  accordance  with the  terms and  conditions  of, and  for the purposes represented by, the Application, as amended, in SEC File

          No. 70-8409 as follows:



                    1.   On February 15, 1996, GPU acquired for cash all of

          the 2,500 authorized shares  of the common stock, par  value $20,

          of  GPU Generation Corporation ("GPUGC") for $20 per share, or an aggregate consideration of $50,000.

                    2.   On February 29, 1996,  GPUGC and the GPU Companies

          entered into a Generating Station Operating Agreement under which






          GPUGC  has  (i)  undertaken responsibility  for  the  generation,

          maintenance  and  rehabilitation  of  all  non-nuclear generation facilities owned  and/or operated  by JCP&L, Met-Ed  and Penelec,

          and the design,  construction, start-up and  testing of any  non-

          nuclear generation  facility which  JCP&L, Met-Ed or  Penelec, as the case  may be,  may need  in the future  and (ii)  assumed the responsibilities  of Penelec  and JCP&L  under  certain operating agreements under  which they operate and  maintain certain fossil fuel  and hydroelectric  generation facilities  each of  which is jointly  owned by  a GPU  Company with  one or  more unaffiliated utilities.

                    3.   On  February  29,  1996,  GPUGC  and  GPU  Service

          Corporation  ("GPUSC")  entered into  a  Service Agreement  under which  GPUSC will  perform  certain  general  and  administrative functions and services for GPUGC.

                    4.   The following exhibits are  filed herewith in Item

          6:

                    A-1(a)    Articles of Incorporation of GPUGC.

                    A-2(a)    By-laws of GPUGC, as amended.

                    B         Generating Station  Operating Agreement among

                              JCP&L, Met-Ed, Penelec and GPUGC, dated March

                              1, 1996.


















                                      SIGNATURES

                    PURSUANT  TO THE  REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES  HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        JERSEY CENTRAL POWER & LIGHT COMPANY
                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY
                                        GENERAL PUBLIC UTILITIES CORPORATION



                                   By:

                                        T.G. Howson, Vice President
                                        and Treasurer



          Date:  March 8, 1996